Exhibit 99.1

Caledonia Mining Corporation Plc

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation Plc:

Management has prepared the information and representations in this interim report. The unaudited condensed consolidated interim financial statements of Caledonia Mining Corporation Plc and its subsidiaries (the “Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the unaudited condensed consolidated interim financial statements are presented fairly, in all material respects.

The accompanying Management Discussion and Analysis (“MD&A”) also includes information regarding the impact of current transactions, sources of liquidity, capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Group maintains adequate systems of internal accounting and administrative controls, within reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information are produced.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICOFR”). Any system of ICOFR, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

At June 30, 2021 management evaluated the effectiveness of the Group’s ICOFR and concluded that such ICOFR was effective based on the criteria set forth in the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organisations of the Treadway Commission.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee is composed of three independent non-executive directors. This Committee meets periodically with management, the external auditor and internal auditor to review accounting, auditing, internal control and financial reporting matters.

These condensed consolidated interim financial statements have not been audited by the Group’s independent auditor.

The unaudited condensed consolidated interim financial statements for the period ended June 30, 2021 were approved by the Board of Directors and signed on its behalf on August 12, 2021.

(Signed) S. R. Curtis	(Signed) J.M. Learmonth

Chief Executive Officer	Chief Financial Officer

1

Caledonia Mining Corporation Plc

Condensed consolidated statements of profit or loss and other comprehensive income

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited
For the		three months ended		six months ended
		June 30,		June 30,
	Note	2021	2020	2021	2020

Revenue		29,977	22,913	55,697	46,515
Less: Royalty		(1,503)	(1,146)	(2,792)	(2,328)
Production costs	6	(12,362)	(11,451)	(25,219)	(22,138)
Depreciation	13	(2,199)	(1,141)	(3,392)	(2,314)
Gross profit		13,913	9,175	24,294	19,735
Other income	7	7	2,791	30	4,709
Other expenses	8	(3,883)	(1,314)	(4,141)	(1,522)
Administrative expenses	9	(1,745)	(1,275)	(3,355)	(2,822)
Cash-settled share-based expense	10.1	(31)	(762)	(183)	(946)
Net foreign exchange (loss) gain	11	(345)	1,486	(72)	3,709
Fair value gains (losses) on derivative assets	12	7	(113)	(107)	(148)
Operating profit		7,923	9,988	16,466	22,715
Finance income		4	18	7	32
Finance cost		(227)	(147)	(348)	(299)
Profit before tax		7,700	9,859	16,125	22,448
Tax expense		(3,893)	(3,507)	(6,895)	(6,417)
Profit for the period		3,807	6,352	9,230	16,031

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations		383	293	181	(1,058)
Total comprehensive income for the period		4,190	6,645	9,411	14,973

Profit attributable to:
Owners of the Company		2,694	5,134	7,244	13,374
Non-controlling interests		1,113	1,218	1,986	2,657
Profit for the period		3,807	6,352	9,230	16,031

Total comprehensive income attributable to:
Owners of the Company		3,077	5,427	7,425	12,316
Non-controlling interests		1,113	1,218	1,986	2,657
Total comprehensive income for the period		4,190	6,645	9,411	14,973

Earnings per share
Basic earnings per share ($)		0.21	0.43	0.58	1.14
Diluted earnings per share ($)		0.21	0.43	0.58	1.14

The accompanying notes on pages 6 to 22 are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board: “S.R. Curtis”- Chief Executive Officer and “J.M. Learmonth”- Chief Financial Officer.

2

Caledonia Mining Corporation Plc

Condensed consolidated statements of financial position

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited		June 30,	December 31,
As at	Note	2021	2020

Assets
Property, plant and equipment	13	136,563	126,479
Exploration and evaluation asset	14	4,232	6,768
Deferred tax asset		130	87
Total non-current assets		140,925	133,334

Inventories	15	15,625	16,798
Prepayments		4,827	1,974
Trade and other receivables	16	9,306	4,962
Income tax receivable		179	76
Derivative financial assets	12	–	1,184
Cash and cash equivalents		16,669	19,092
Assets held for sale		500	500
Total current assets		47,106	44,586
Total assets		188,031	177,920

Equity and liabilities
Share capital		74,696	74,696
Reserves		138,491	138,310
Retained loss		(67,038)	(71,487)
Equity attributable to shareholders		146,149	141,519
Non-controlling interests		17,799	16,524
Total equity		163,948	158,043

Liabilities
Provisions		3,433	3,567
Deferred tax liabilities		7,308	4,234
Cash-settled share-based payment - long term portion	10.1	741	1,934
Lease liabilities - long term portion		299	178
Total non-current liabilities		11,781	9,913

Loans and borrowings - short term portion		178	408
Cash-settled share-based payment - short term portion	10.1	1,555	336
Lease liabilities - short term portion		104	61
Income taxes payable		1,497	495
Trade and other payables	17	8,968	8,664
Total current liabilities		12,302	9,964
Total liabilities		24,083	19,877
Total equity and liabilities		188,031	177,920

The accompanying notes on pages 6 to 22 are an integral part of these condensed consolidated interim financial statements.

3

Caledonia Mining Corporation Plc

Condensed consolidated statements of changes in equity

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited	Note	Share capital	Foreign currency translation reserve	Contributed surplus	Equity- settled share-based payment reserve	Retained loss	Total	Non- controlling interests (NCI)	Total equity
Balance December 31, 2019		56,065	(8,621)	132,591	16,760	(88,380)	108,415	16,302	124,717
Transactions with owners:
Dividends declared		-	-	-	-	(1,681)	(1,681)	(300)	(1,981)
Shares issued:
- Share-based payment	10.1	216	-	-	-	-	216	-	216
- Options exercised		30	-	-	-	-	30	-	30
- Blanket shares purchased from Fremiro		5,847	-	-	(2,247)	-	3,600	(3,600)	-
Total comprehensive income:
Profit for the period		-	-	-	-	13,374	13,374	2,657	16,031
Other comprehensive income for the period		-	(1,058)	-	-	-	(1,058)	-	(1,058)
Balance at June 30, 2020		62,158	(9,679)	132,591	14,513	(76,687)	122,896	15,059	137,955

Balance December 31, 2020		74,696	(8,794)	132,591	14,513	(71,487)	141,519	16,524	158,043
Transactions with owners:
Dividends declared		-	-	-	-	(2,795)	(2,795)	(711)	(3,506)
Total comprehensive income:
Profit for the period		-	-	-	-	7,244	7,244	1,986	9,230
Other comprehensive income for the period		-	181	-	-	-	181	-	181
Balance at June 30, 2021		74,696	(8,613)	132,591	14,513	(67,038)	146,149	17,799	163,948

The accompanying notes on pages 6 to 22 are an integral part of these condensed consolidated interim financial statements.

4

Caledonia Mining Corporation Plc

Condensed consolidated statements of cash flows

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited
For the		three months ended		six months ended
		June 30,		June 30,
	Note	2021	2020	2021	2020

Cash generated from operations	18	14,987	5,413	17,537	16,371
Interest received		4	18	7	32
Interest paid		(128)	(141)	(254)	(295)
Tax paid		(2,134)	(1,315)	(2,598)	(2,034)
Net cash from operating activities		12,729	3,975	14,692	14,074

Cash flows used in investing activities
Acquisition of property, plant and equipment		(7,425)	(3,228)	(13,769)	(7,921)
Acquisition of exploration and evaluation assets		(784)	–	(974)	–
Realisation (purchase) of derivative financial asset		1,083	(1,058)	1,083	(1,058)
Proceeds from disposal of subsidiary		–	–	340	900
Net cash used in investing activities		(7,126)	(4,286)	(13,320)	(8,079)

Cash flows from financing activities
Dividends paid		(1,814)	(1,012)	(3,506)	(1,981)
Term loan repayments		(102)	–	(206)	–
Payment of lease liabilities		(33)	(32)	(65)	(57)
Share options exercised		–	30	–	30
Net cash used in financing activities		(1,949)	(1,014)	(3,777)	(2,008)

Net increase/ (decrease) in cash and cash equivalents		3,654	(1,325)	(2,405)	3,987
Effect of exchange rate fluctuations on cash held		(12)	(861)	(18)	(1,241)
Net cash and cash equivalents at the beginning of the period		13,027	13,825	19,092	8,893
Net cash and cash equivalents at the end of the period		16,669	11,639	16,669	11,639

The accompanying notes on pages 6 to 22 are an integral part of these condensed consolidated interim financial statements.

5

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise

1	Reporting entity

Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is a company domiciled in Jersey, Channel Islands. The Company’s registered office address is B006 Millais House, Castle Quay, St Helier, Jersey, Channel Islands. These unaudited condensed consolidated interim financial statements as at and for the six months ended June 30, 2021 are of the Company and its subsidiaries (the “Group”). The Group’s primary involvement is in the operation of a gold mine and the exploration and development of mineral properties for precious metals.

Caledonia’s shares are listed on the NYSE American LLC stock exchange (symbol - “CMCL”). Depository interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol - “CMCL”). Caledonia voluntary delisted from the Toronto Stock Exchange (the “TSX”) on June 19, 2020. After the delisting the Company remains a Canadian reporting issuer and has to comply with Canadian securities laws until it demonstrates that Canadian shareholders represent less than 2% of issued share capital.

2	Basis of preparation

i)	Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all the information required for full annual financial statements. Accordingly, certain information and disclosures normally included in the annual financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2020.

ii)	Basis of measurement

The unaudited condensed consolidated interim financial statements have been prepared on the historical cost basis except for:

•	cash-settled share-based payment arrangements measured at fair value on grant and re-measurement dates; and
•	derivative financial instruments measured at fair value.

iii)	Functional currency

These unaudited condensed consolidated interim financial statements are presented in United States Dollars (“$” or “US Dollars” or “USD”), which is also the functional currency of the Company. All financial information presented in US Dollars has been rounded to the nearest thousand, unless indicated otherwise. Refer to note 11 for changes to Zimbabwean real-time gross settlement, bond notes or bond coins (“RTGS$”) and its effect on the condensed consolidated statement of profit or loss and other comprehensive income.

3	Use of accounting assumptions, estimates and judgements

In preparing these unaudited condensed consolidated interim financial statements, management has made accounting assumptions, estimates and judgements that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Changes in estimates are recognised prospectively.

6

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies

The same accounting policies and methods of computation have been applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements as compared to the Group’s annual consolidated financial statements for the year ended December 31, 2020. In addition, the accounting policies have been applied consistently by the Group.

5	Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 the Group announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Zimbabwean company owning the Blanket Mine (also referred to herein as “Blanket” or “Blanket Mine” as the context requires) for a paid transactional value of $30.09 million. Pursuant to the above, members of the Group entered into agreements with each indigenous shareholder to transfer 51% of the Group’s ownership interest in Blanket Mine whereby it:

•	sold a 16% interest to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for $11.74 million;
•	sold a 15% interest to Fremiro Investments (Private) Limited (“Fremiro”), which is owned by indigenous Zimbabweans, for $11.01 million;
•	sold a 10% interest to Blanket Employee Trust Services (Private) Limited (“BETS”) for the benefit of present and future managers and employees for $7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (“Employee Trust”) with Blanket Mine’s employees holding participation units in the Employee Trust; and
•	donated a 10% ownership interest to the Gwanda Community Share Ownership Trust (“Community Trust”). In addition, Blanket Mine paid a non-refundable donation of $1 million to the Community Trust.

The Group facilitated the vendor funding of these transactions which is repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. Following a modification to the interest rate on June 23, 2017, outstanding balances on these facilitation loans attract interest at a rate of the lower of a fixed 7.25% per annum payable quarterly or 80% of the Blanket Mine dividend in the quarter. The timing of the loan repayments depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine. The Group related facilitation loans were transferred as dividends in specie intra-group and now the loans and most of the interest thereon is payable to the Company.

Accounting treatment

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly-owned subsidiary of the Company, performed a reassessment using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10). It was concluded that CHZ should continue to consolidate Blanket Mine after the indigenisation. The subscription agreements with the indigenous shareholders have been accounted for accordingly as a transaction with non-controlling interests and as a share-based payment transaction.

7

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise

5	Blanket Zimbabwe Indigenisation Transaction (continued)

Accounting treatment (continued)

The subscription agreements, concluded on February 20, 2012, were accounted for as follows:

•	Non-controlling interests (“NCI”) were recognised on the portion of shareholding upon which dividends declared by Blanket Mine will accrue unconditionally to equity holders as follows:
(a)	20% of the 16% shareholding of NIEEF;
(b)	20% of the 15% shareholding of Fremiro; and
(c)	100% of the 10% shareholding of the Community Trust.
•	This effectively means that NCI was initially recognised at 16.2% of the net assets of Blanket Mine, until the completion of the transaction with Fremiro, whereby the NCI reduced to 13.2% (see below).
•	The remaining 80% of the shareholding of NIEEF and Fremiro was recognised as NCI to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans, including interest. At June 30, 2021 the attributable net asset value did not exceed the balance on the respective loan account and thus no additional NCI was recognised.
•	The transaction with BETS is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceeds the balance on the BETS facilitation loan, they will accrue to the employees at the date of such declaration.
•	BETS is an entity effectively controlled and consolidated by Blanket Mine. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

Fremiro purchase agreement

On November 5, 2018 the Company and Fremiro entered into a sale agreement for Caledonia to purchase Fremiro’s 15% shareholding in Blanket Mine. On January 20, 2020 all substantive conditions to the transaction were satisfied. The Company issued 727,266 shares to Fremiro for the cancellation of their facilitation loan and purchase of Fremiro’s 15% shareholding in Blanket Mine. The transaction was accounted for as a repurchase of a previously vested equity instrument. As a result, the Fremiro share of the NCI of $3,600 was derecognised, shares were issued at fair value, the share-based payment reserve was reduced by $2,247 and the Company’s shareholding in Blanket Mine increased to 64% on the effective date.

Blanket Mine’s indigenisation shareholding percentages and facilitation loan balances

				Balance of facilitation loan #
USD	Shareholding	Effective interest & NCI recognised	NCI subject to facilitation loan	June 30, 2021	December 31, 2020
NIEEF	16%	3.20%	12.80%	11,054	11,728
Community Trust	10%	10.00%	–	–	–
BETS ~	10%	- *	- *	6,908	7,447
	36%	13.20%	12.80%	17,962	19,175

* The shares held by BETS are effectively treated as treasury shares (see above).

~ Accounted for under IAS19 Employee Benefits.

# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable.

8

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise

5	Blanket Zimbabwe Indigenisation Transaction (continued)

Blanket Mine’s indigenisation shareholding percentages and facilitation loan balances (continued)

The balance on the facilitation loans is reconciled as follows:

	2021	2020

Balance at January 1,	19,175	30,974
Cancellation of Fremiro loan	–	(11,458)
Finance cost accrued	675	699
Dividends used to repay loan	(1,888)	(793)
Balance at June 30,	17,962	19,422

Advance dividend loans and balances

In anticipation of completing the underlying subscription agreements, Blanket Mine agreed to advance dividend arrangements with NIEEF and the Community Trust. Advances made to the Community Trust against their right to receive dividends declared by Blanket Mine on their shareholding are as follows:

•	a $2 million payment on or before September 30, 2012;
•	a $1 million payment on or before February 28, 2013; and
•	a $1 million payment on or before April 30, 2013.

These advance payments were debited to a loan account bearing interest at a rate at the lower of a fixed 7.25% per annum, payable quarterly or the Blanket Mine dividend in the quarter to the advanced dividend loan holder. The loan is repayable by way of set-off of future dividends on the Blanket Mine shares owned by the Community Trust. Advances made to NIEEF as an advanced dividend loan before 2013 have been settled through Blanket Mine dividend repayments in 2014. The advance dividend payments were recognised as distributions to shareholders and they are classified as equity instruments. The loans arising are not recognised as loans receivables, because repayment is by way of uncertain future dividends.

Amendments to advanced dividend loan agreements

Advance dividend loan modification - Community Trust

On February 27, 2020, the Group, Blanket Mine and the indigenous shareholders of Blanket Mine reached an agreement to change the repayment terms of the advance dividend loan to the Community Trust. The amendment allowed that 20% of the Community Trust share of the Blanket dividend accrues on declaration of the dividend and that the remaining 80% be applied to the advance dividend loan from February 27, 2020. The modification was not considered beneficial to the indigenous shareholders.

The movement in the advance dividend loan to the Community Trust is reconciled as follows:

	2021	2020

Balance at January 1,	994	1,632
Finance cost accrued	25	53
Dividends used to repay advance dividend loan	(800)	(336)
Balance at June 30,	219	1,349

9

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise

6	Production costs

	2021	2020

Salaries and wages	8,914	8,473
Consumable materials – Operations	8,305	7,270
Consumable materials – COVID-19	50	319
Electricity costs	4,871	3,959
Safety	339	368
Cash-settled share-based expense (note 10.1(a))	253	191
Gold work in progress	1,166	376
On mine administration	1,179	1,010
Pre-feasibility exploration costs	142	172
	25,219	22,138

7	Other income

	2021	2020

Government grant – Gold sale export credit incentive	-	4,695
Other	30	14
	30	4,709

Government grant – Gold sale export credit incentive

The Reserve Bank of Zimbabwe (“RBZ”) first announced an export credit incentive (“ECI”) on the gold proceeds received for all large-scale gold mine producers during 2016. The ECI is calculated as a percentage of the gold proceeds less the charges of Fidelity.

The below table indicates when the ECI was applicable and the percentages granted, as announced by the Zimbabwean Government:

ECI applicable periods	Percentage
May 1, 2016 – December 31, 2017	3.5%
January 1, 2018 – January 31, 2018	2.5%
February 1, 2018 – February 20, 2019	10%
February 21, 2019 – March 9, 2020	0%
March 10, 2020 – June 26, 2020	25%

All incentives granted by the Zimbabwean Government were included in other income when determined receivable. Incentives were received in Blanket Mine’s RTGS$ account. The ECI fell away after June 26, 2020.

10

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise

8	Other expenses

	2021	2020

Intermediated Money Transaction Tax	328	213
Solar evaluation cost	–	156
COVID-19 donations *	74	1,048
Community and social responsibility cost	123	46
Impairment of property, plant and equipment - plant and equipment	106	59
Impairment of exploration and evaluation assets - Glen Hume (note 14)	3,510	–
	4,141	1,522

*	Blanket Mine donated $Nil (2020: $840) towards the Zimbabwean Ministry of Mines and Development and $74 (2020: $208) towards the clinic in Gwanda, in helping to curb the spread of COVID-19 and the effects thereof.

9	Administrative expenses

	2021	2020

Investor relations	211	174
Audit fee	132	124
Advisory services fees	229	272
Listing fees	204	190
Directors fees – Company	256	140
Directors fees – Blanket	23	20
Employee costs	2,108	1,588
Other office administration cost	173	229
Travel costs	19	85
	3,355	2,822

10	Share-based payments

10.1	Cash-settled share-based payments

The Group has expensed the following cash-settled share-based expense arrangements for the six months ended June 30:

	Note	2021	2020

Restricted Share Units and Performance Units	10.1(a)	207	927
Caledonia Mining South Africa employee incentive scheme	10.1(b)	(24)	19
		183	946

(a)	Restricted Share Units and Performance Units

Certain management and employees within the Group are granted Restricted Share Units (“RSUs”) and Performance Units (”PUs”) pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan (“OEICP”). All RSUs and PUs were granted and approved at the discretion of the Compensation Committee of the Board of Directors.

RSUs vest three years after grant date given that the service conditions of the relevant employees have been fulfilled. The value of the vested RSUs is the number of RSUs vested multiplied by the fair market value of the Company’s shares, as specified by the OEICP, on the date of settlement.

11

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise

10	Share-based payments (continued)

10.1	Cash-settled share-based payments (continued)

(a)	Restricted Share Units and Performance Units (continued)

PUs have a performance condition based on gold production and a performance period of one up to three years. The number of PUs that vest will be the relevant portion of the PUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

RSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional RSUs at the then applicable share price. PUs have rights to dividends only after they have vested.

RSUs and PUs allow for settlement of the vesting date value in cash or, subject to conditions, shares issuable at fair market value or a combination of both at the discretion of the unitholder.

The fair value of the RSUs at the reporting date was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation. At the reporting date it was assumed that there is a 93%-100% probability that the performance conditions will be met and therefore a 93%-100% (2020: 93%-100%) average performance multiplier was used in calculating the estimated liability. The fair value of the PUs at the reporting date was based on the Black Scholes option valuation model. The liability as at June 30, 2021 amounted to $2,280 (2020: $2,240). Included in the liability as at June 30, 2021 is an amount of $253 (2020: $191) that was expensed and classified as production costs; refer to note 6. During the year PUs to the value of $420 vested and were settled in cash.

The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability on:

	June 30,		December 31,
	2021		2020
	RSUs	PUs	RSUs	PUs
Fair value (USD)	$12.60	$12.10	$15.88	$15.51
Share price (USD)	$12.10	$12.10	$15.88	$15.88

Share units granted:
	RSUs	PUs	RSUs	PUs

Grant - January 19, 2017	4,443	17,774	4,443	17,774
Grant - January 11, 2019	–	95,740	–	95,740
Grant - March 23, 2019	–	28,287	–	28,287
Grant - June 8, 2019	–	14,672	–	14,672
Grant - January 11, 2020	17,585	114,668	17,585	114,668
Grant - March 31, 2020	–	1,971	–	1,971
Grant - June 1, 2020	–	1,740	–	1,740
Grant - September 9, 2020	–	1,611	–	1,611
Grant - September 14, 2020	–	20,686	–	20,686
Grant - October 5, 2020	–	514	–	514
Grant - January 11, 2021	–	78,875	–	–
Grant -April 1, 2021	–	770	–	–
Grant - May 14, 2021	–	2,389	–	–
Grant - June 1, 2021	–	1,692	–	–
Grant - June 14, 2021	–	507	–	–
RSU dividends reinvested	1,283	–	995	–
Settlements/ terminations	(5,052)	(43,339)	(5,052)	(17,774)
Total awards	18,259	338,557	17,971	279,889

12

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise

10	Share-based payments (continued)

10.1	Cash-settled share-based payments (continued)

(b)	Caledonia Mining South Africa employee incentive scheme

From 2017 until 2019 Caledonia Mining South Africa Proprietary Limited granted awards to certain of its employees that entitles them to a cash pay-out at the Company’s share price on November 30 of each year over a 3-year period from the grant date. The cash-settled share-based payment liability was calculated based on the number of awards expected to vest multiplied by the Company’s Black Scholes option valuation fair value of £9.10 at the reporting date and apportioned for the quantity vested over the total vesting period. The liability relating to these cash-settled share-based payment awards amounted to $16 (December 31, 2020: $30) and the fair value adjustment included in the unaudited condensed consolidated interim financial statements of profit or loss and other comprehensive income amounted to ($24) (2020: $19) for the six months ended June 30, 2021.

During September 2020 it was communicated to employees of Caledonia Mining South Africa Proprietary Limited that going forwards they will receive awards of PUs under the OEICP, and so a discretionary 10% cash bonus scheme would gradually replace the current cash-settled share-based scheme and no more awards would be made under the cash-settled share-based scheme. To the extent their cash-settled share-based payments fall short of the cash bonus, they would receive an amount to make up the shortfall.

The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability for the quarter ended June 30, 2021.

	June 30	December 31
	2021	2020
	Awards
Grant – August 2018 (3-year term)	5,918	5,918
Grant - August 2019 (3-year term)	9,034	9,034
Awards paid out/ expired	(12,093)	(11,941)
Total awards outstanding	2,859	3,011

Estimated awards expected to vest	100%	100%

11	Net foreign exchange gain

On October 1, 2018 the RBZ issued a directive to Zimbabwean banks to separate foreign currency from RTGS$ in the accounts held by their clients and pegged the RTGS$ at 1:1 to the US Dollars. On February 20, 2019 the RBZ issued a further monetary policy statement, which allowed inter-bank trading between RTGS$ and foreign currency. The interbank rate was introduced at 2.5 RTGS$ to 1 US Dollars and traded at 85.42 RTGS$ to 1 US Dollars as at June 30, 2021 (December 31, 2020: 81.79 RTGS$). The stabilization of the interbank exchange rate has reduced the size of realised and unrealised foreign exchange movements in the Statements of profit or loss and other comprehensive income from the fourth quarter of 2020. Subsequent to the directive of October 1, 2018, the RBZ announced that 30% of Blanket Mine’s gold proceeds will be received in foreign currency (i.e., United States Dollars) and the remainder received as RTGS$. From November 12, 2018 the RBZ increased the foreign currency allocation from 30% to 55%, from 55% to 70% on May 26, 2020 and decreased the allocation to 60% on January 8, 2021, with the remainder received as RTGS$. The allocation percentages remained in effect up to the date of approval of these financial statements. Further, the Company participated in the weekly foreign currency auctions which are managed by the RBZ to exchange RTGS$ for US Dollars during 2021 and obtained allotments from the RBZ. In June 2021 the RBZ informed Blanket that it (along with all other gold producers) was no longer allowed to participate in the foreign currency auction system as it is deemed to be an exporter. Blanket has subsequently obtained additional allocations of foreign exchange from the RBZ to make up the shortfall arising from its exclusion from the auctions.

13

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise

11	Net foreign exchange gain (continued)

Throughout these announcements and to the date of issue of these financial statements the US Dollars has remained the primary currency in which the Group’s Zimbabwean entities operate and the functional currency of these entities.

In June 2021 the RBZ announced that companies listed on the Victoria Falls Stock Exchange (“VFEX”) will receive an allocation of 100% of their incremental foreign exchange revenue in US Dollars. The Company is in the process of obtaining a listing on the VFEX so that it can obtain a higher proportion of its revenues in US Dollars. Any listing on the VFEX will be conditional on, inter alia, the Company receiving satisfactory assurances as to the mechanisms whereby it may realise the increased access to US Dollars. To date the Company had the ability to distribute, exchange or utilize its cash on hand.

The table below illustrates the effect the weakening of the RTGS$ and other foreign currencies had on the condensed consolidated statement of profit or loss and other comprehensive income.

	2021	2020

Unrealised foreign exchange gain	422	5,201
Realised foreign exchange loss	(494)	(1,492)
Net foreign exchange (loss) gain	(72)	3,709

14

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise

12	Derivative financial assets

	2021	December 31, 2020

Derivatives not designated as hedging instruments:
Gold exchange-traded fund ("Gold ETF")	–	1,184
Gold hedge	–	–
	–	1,184

Gold ETF

In April 2020 the South African subsidiary, Caledonia Mining South Africa Proprietary Limited, purchased a Gold ETF through Standard Bank Limited at a cost of $1,058. The Gold ETF is denominated in South African Rand and the instrument is utilised to invest excess short-term Rands on hand at the South African subsidiary. The Gold ETF’s value tracks the US Dollars spot gold price and was entered into to offset fluctuations in the South African Rand against the US Dollars. The total expense, representing the change in the Rand tracked USD spot gold price, amounted to $107 (2020: $46) for the six months ended June 30, 2021. Foreign currency translation gains, due to the fluctuations in the Rand against the US Dollars on the translation of the foreign subsidiary, amounted to $6 (2020: $100). On May 5, 2021 the Gold ETF was realised.

Gold hedge

The Company entered into a hedge in November 2019 at a cost of $379. The hedge was in the form of put options in respect of 4,600 ounces of gold per month for the period January to June 2020 exercisable at a strike price of $1,400 per ounce. At June 30, 2021 the mark-to-market valuation, that represents the fair value of the hedge, amounted to $Nil (2020: $102). The put options were entered into by the Company for economic hedging purposes to ensure sufficient cash availability for Blanket Mine’s capital investment plan, rather than as a speculative investment. The hedge expired on June 30, 2020.

Fair value losses on derivative assets	2021	2020

Gold ETF	107	46
Gold hedge	–	102
	107	148

15

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise

13	Property, plant and equipment

Cost	Land and Buildings	Mine development, infrastructure and other	Plant and equipment	Furniture and fittings	Motor vehicles	Solar Plant ~	Total

Balance at January 1, 2020	10,833	90,542	36,395	1,018	2,538	–	141,326
Additions*	1	19,507	4,221	219	458	372	24,778
Derecognised plant and equipment	–	–	(238)	–	–	–	(238)
Reallocations between asset classes	930	(1,210)	280	–	–	–	–
Foreign exchange movement	(7)	–	(14)	(2)	(1)	20	(4)
Balance at December 31, 2020	11,757	108,839	40,644	1,235	2,995	392	165,862
Additions*	213	11,935	1,488	43	1	141	13,821
Impairments	–	–	(150)	–	–	–	(150)
Derecognised plant and equipment	(196)	–	–	–	–	–	(196)
Reallocations between asset classes	731	(19,374)	18,643	–	–	–	–
Change in estimate	–	(253)	–	–	–	–	(253)
Foreign exchange movement	4	–	3	8	1	6	22
Balance at June 30, 2021	12,509	101,147	60,628	1,286	2,997	539	179,106

*	Included in additions is an amount of $12,483 (2020: $6,476) relating to capital work in progress (“CWIP”) and contains $8 (December 31, 2020: $53) of borrowing costs capitalised from the term loan. As at quarter end $97,962 of CWIP was included in the cost closing balance (2020: $85,479).

~

On July 6, 2020 the Board appointed Voltalia as the contractor for the engineering, procuring and constructing of a solar plant to be owned by a subsidiary of the Company and supply Blanket Mine with power. All solar costs that were incurred before July 6, 2020 were accounted for as other expenses and accounted through profit or loss. Solar costs incurred after approval by the Board are accounted for as Property, plant and equipment as it became clear and probable that future economic benefits will flow to the project. The 40-hectare site for the project has been cleared and fenced and is ready for civil work to commence.  Construction of the 12MWac solar plant is expected to be completed in April 2022.

Included in Prepayments is an advance payment amount of $1,821 paid to Voltalia in terms of the EPC agreement.

16

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise

13	Property, plant and equipment (continued)

Accumulated depreciation and Impairment losses	Land and Buildings	Mine development, infrastructure and other	Plant and equipment	Furniture and fittings	Motor vehicles	Solar Plant	Total

Balance at January 1, 2020	5,413	6,325	20,050	753	2,273	–	34,814
Depreciation for the year	1,030	648	2,691	102	157	–	4,628
Accumulated depreciation for derecognised plant and equipment	–	–	(56)	–	–	–	(56)
Foreign exchange movement	3	–	–	(6)	–	–	(3)
Balance at December 31, 2020	6,446	6,973	22,685	849	2,430	–	39,383
Depreciation for the period	571	886	1,773	67	95	–	3,392
Accumulated depreciation for derecognised plant and equipment	(196)	–	–	–	–	–	(196)
Accumulated depreciation for impairments	–	–	(44)	–	–	–	(44)
Foreign exchange movement	1	–	–	7	–	–	8
Balance at June 30, 2021	6,822	7,859	24,414	923	2,525	–	42,543

Carrying amounts
At December 31, 2020	5,311	101,866	17,959	386	565	392	126,479
At June 30, 2021	5,687	93,288	36,214	363	472	539	136,563

17

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise

14	Exploration and evaluation assets

	Glen Hume	Connemara North	GG	Eagle Vulture, Mascot & Penzance	Sabiwa	Valentine	Total

Balance at January 1, 2020	–	–	3,441	3,416	282	–	7,139
- Option payments	2,500	300	–	–	–	–	2,800
- Consumables and drilling	161	–	28	–	–	–	189
- Labour	–	–	35	11	–	–	46
- Power	–	–	19	3	2	–	24
Reallocate to assets held for sale *	–	–	–	(500)	–	–	(500)
Impairment *	–	–	–	(2,930)	–	–	(2,930)
Balance at December 31, 2020	2,661	300	3,523	–	284	–	6,768
- Consumables and drilling	774	–	7	–	–	21	802
- Contractor	29	26	–	–	–	24	79
- Labour	46	–	24	–	–	–	70
- Power	–	–	19	–	4	–	23
Impairment ~	(3,510)	–	–	–	–	–	(3,510)
Balance at June 30, 2021	–	326	3,573	–	288	45	4,232

*	Management determined the fair value of Eagle Vulture, Mascot and Penzance as the future sale price as agreed by independent parties in the sale contract that amounted to $500. The carrying amount of Eagle Vulture, Mascot and Penzance before the impairment was $3,430 and the write down resulted in an impairment expense of $2,930. The $500 carrying value was reallocated to Assets held for sale in December, 2020.

~	Caledonia has completed sufficient geological work to establish that the potential orebody at the Glen Hume property will not meet Caledonia’s requirements in terms of size, grade and width. Accordingly, Caledonia will not exercise the option to acquire this property.

18

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise

15	Inventories

	2021	December 31, 2020

Consumable stores	15,625	15,632
Gold in progress	–	1,166
	15,625	16,798

16	Trade and other receivables

	2021	December 31, 2020

Bullion sales receivable	5,018	1,311
VAT receivables	3,346	2,278
Deferred consideration on the disposal of subsidiary	761	1,100
Deposits for stores, equipment and other receivables	181	273
	9,306	4,962

17	Trade and other payables

	2021	2020

Trade payables and accruals	1,883	1,897
Electricity accrual	1,273	735
Audit fee	238	273
Shareholders for dividend (Non-controlling interest)	944	208
Other payables	976	1,209
Connemara North - exploration option	190	300
Financial liabilities	5,504	4,622

Production and management bonus accrual - Blanket Mine	476	467
Other employee benefits	158	794
Leave pay	2,452	2,098
Bonus provision	48	–
Accruals	330	683
Non-financial liabilities	3,464	4,042
Total	8,968	8,664

19

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise

18	Cash flow information

Non-cash items and information presented separately on the cash flow statement:

	2021	2020

Operating profit	16,466	22,715
Adjustments for:
Impairment of property, plant and equipment	106	59
Impairment of exploration and evaluation assets – Glen Hume	3,510	–
Unrealised foreign exchange gains (note 11)	(422)	(5,201)
Cash-settled share-based expense (note 10.1)	183	946
Cash-settled share-based expense included in production costs (note 6)	253	191
Settlement of cash-settled share-based expense	(420)	–
Depreciation	3,392	2,314
Fair value loss on derivative assets (note 12)	107	148
Provisions – change in rehabilitation provision estimate	253	–
Cash generated from operations before working capital changes	23,428	21,172
Inventories	1,191	(1,292)
Prepayments	(3,011)	744
Trade and other receivables	(4,531)	(2,595)
Trade and other payables	460	(1,657)
Cash generated from operations	17,537	16,371

19	Operating Segments

The Group's operating segments have been identified based on geographic areas. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CEO reviews internal management reports on at least a quarterly basis. Zimbabwe and South Africa describe the operations of the Group's reportable segments. The Zimbabwe operating segment comprises Caledonia Holdings Zimbabwe (Private) Limited and subsidiaries Blanket Mine (1983) (Private) Limited and Caledonia Mining Services (Private) Limited. The South African geographical segment comprises a gold mine that is on care and maintenance (and now sold), as well as sales made by Caledonia Mining South Africa Proprietary Limited to the Blanket Mine. The holding company (Caledonia Mining Corporation Plc) and Greenstone Management Services Holdings Limited (a UK company) responsible for administrative functions within the Group are taken into consideration in the strategic decision-making process of the CEO and are therefore included in the disclosure below. Reconciling amounts do not represent a separate segment. Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management report that are reviewed by the Group's CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

20

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise

19	Operating Segments (continued)

Information about reportable segments

For the six months ended June 30, 2021	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	55,697	–	–	–	55,697
Inter-segmental revenue	–	8,706	(8,706)	–	–
Royalty	(2,792)	–	–	–	(2,792)
Production costs	(25,062)	(8,069)	7,912	–	(25,219)
Depreciation	(3,517)	(70)	217	(22)	(3,392)
Other income	33	(3)	–	–	30
Other expenses	(1,008)	–	–	(3,133)	(4,141)
Administrative expenses	(72)	(977)	–	(2,306)	(3,355)
Management fee	(1,200)	1,200	–	–	–
Cash-settled share-based expense	(271)	(126)	253	(39)	(183)
Net foreign exchange (loss) gain	(10)	74	(17)	(119)	(72)
Fair value loss on derivative assets	–	(107)	–	–	(107)
Net finance cost	(1,325)	1	–	983	(341)
Profit before tax	20,473	629	(341)	(4,636)	16,125
Tax expense	(6,748)	(236)	89	–	(6,895)
Profit after tax	13,725	393	(252)	(4,636)	9,230

As at June 30, 2021	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Geographic segment assets:
Current (excluding intercompany)	29,073	5,114	(35)	12,954	47,106
Non-Current (excluding intercompany)	143,772	1,288	(4,718)	583	140,925
Expenditure on property, plant and equipment (note 13)	13,982	584	(698)	(47)	13,821
Expenditure on evaluation and exploration assets (note 14)	99	–	–	876	975
Intercompany balances	21,009	7,473	(74,143)	45,661	–

Geographic segment liabilities:
Current (excluding intercompany)	(8,614)	(1,589)	–	(2,099)	(12,302)
Non-current (excluding intercompany)	(11,072)	(140)	331	(900)	(11,781)
Intercompany balances	617	(33,147)	74,143	(41,613)	–

21

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise

19	Operating Segments (continued)

For the six months ended June 30, 2020	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	46,515	–	–	–	46,515
Inter-segmental revenue	–	7,638	(7,638)	–	–
Royalty	(2,328)	–	–	–	(2,328)
Production costs	(22,241)	(6,502)	6,605	–	(22,138)
Depreciation	(2,499)	(43)	248	(20)	(2,314)
Other income	4,705	4	–	–	4,709
Other expenses	(1,410)	(112)	–	–	(1,522)
Administrative expenses	(68)	(873)	–	(1,881)	(2,822)
Management fee	(1,279)	1,279	–	–	–
Cash-settled share-based expense	–	(19)	191	(1,118)	(946)
Net foreign exchange gain (loss)	3,746	(579)	–	542	3,709
Fair value loss on derivative assets	–	(46)	–	(102)	(148)
Net finance cost	(298)	28	–	3	(267)
Dividends (paid) received	(2,198)	(1,202)	–	3,400	–
Profit before tax	22,645	(427)	(594)	824	22,448
Tax expense	(5,905)	(224)	(59)	(229)	(6,417)
Profit after tax	16,740	(651)	(653)	595	16,031

As at June 30, 2020	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Geographic segment assets:
Current (excluding intercompany)	27,070	5,320	(194)	12,390	44,586
Non-Current (excluding intercompany)	133,568	716	(4,237)	3,287	133,334
Expenditure on property, plant and equipment (note 13)	26,391	151	(1,887)	123	24,778
Expenditure on evaluation and exploration assets (note 14)	98	–	–	2,961	3,059
Intercompany balances	17,482	6,752	(69,144)	44,910	–

Geographic segment liabilities:
Current (excluding intercompany)	(6,831)	(1,797)	–	(1,336)	(9,964)
Non-current (excluding intercompany)	(8,065)	–	264	(2,112)	(9,913)
Intercompany balances	–	(34,020)	69,144	(35,124)	–

Major customer

Revenues from Fidelity amounted to $55,697 (2020: $46,515) for the six months ended June 30, 2021.

22

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise
Additional information

DIRECTORS AND OFFICERS at August 12, 2021

BOARD OF DIRECTORS	OFFICERS
L.A. Wilson (2) (3) (4) (6) (8) Chairman of the Board	S. R. Curtis (5) (6) (7) (8) Chief Executive Officer
Non-executive Director	Johannesburg, South Africa
Florida, United States of America

S. R. Curtis (5) (6) (7) (8)	D. Roets (5) (6) (7) (8)
Chief Executive Officer Johannesburg, South Africa	Chief Operating Officer Johannesburg, South Africa

J. L. Kelly (1) (2) (3) (4) (6) (8)	M. Learmonth (6) (7)
Non-executive Director Connecticut, United States of America	Chief Financial Officer Jersey, Channel Islands

J. Holtzhausen (1) (2) (4) (5) (6)	A. Chester (7) (8)
Chairman Audit Committee Non-executive Director, Cape Town, South Africa	General Counsel, Company Secretary and Head of Risk and Compliance Jersey, Channel Islands

M. Learmonth (6) (7)	BOARD COMMITTEES
Chief Financial Officer Jersey, Channel Islands	(1) Audit Committee
(2) Compensation Committee
(3) Corporate Governance Committee
J. McGloin (1) (3) (4) (5) (6)	(4) Nomination Committee
Non-executive Director	(5) Technical Committee
Bishops Stortford, United Kingdom	(6) Strategic Planning Committee
(7) Disclosure Committee
N. Clark (4) (5) (6)	(8) ESG Committee
Non-executive Director
East Molesey, United Kingdom

G. Wildschutt (3) (4) (6) (8)
Non-executive Director
Johannesburg, South Africa

23

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars, unless indicated otherwise
Additional information

CORPORATE DIRECTORY as at August 12, 2021

CORPORATE OFFICES		SOLICITORS
Jersey		Mourant Ozannes (Jersey)
Head and Registered Office		22 Grenville Street
Caledonia Mining Corporation Plc		St Helier
B006 Millais House		Jersey
Castle Quay		Channel Islands
St Helier
Jersey JE2 3NF		Borden Ladner Gervais LLP (Canada)
Suite 4100, Scotia Plaza
South Africa		40 King Street West
Caledonia Mining South Africa Proprietary Limited		Toronto, Ontario M5H 3Y4
No. 1 Quadrum Office Park		Canada
Constantia Boulevard
Floracliffe		Memery Crystal LLP (United Kingdom)
South Africa		165 Fleet Street
London EC4A 2DY
Zimbabwe		United Kingdom
Caledonia Holdings Zimbabwe (Private) Limited
P.O. Box CY1277		Dorsey & Whitney LLP (US)
Causeway, Harare		TD Canada Trust Tower
Zimbabwe		Brookfield Place
161 Bay Street
Capitalisation (August 12, 2021)		Suite 4310
Authorised:	Unlimited	Toronto, Ontario
Shares, Warrants and Options Issued:		M5J 2S1
Shares:	12,118,823	Canada
Options:	28,000
Gill, Godlonton and Gerrans (Zimbabwe)
SHARE TRADING SYMBOLS		Beverley Court
NYSE American - Symbol “CMCL”		100 Nelson Mandela Avenue
AIM - Symbol “CMCL”		Harare, Zimbabwe

BANKER		AUDITOR
Barclays		BDO South Africa Incorporated
Level 11		Wanderers Office Park
1 Churchill Place		52 Corlett Drive
Canary Wharf		Illovo 2196
London E14 5HP		South Africa
Tel: +27(0)10 590 7200
NOMINATED ADVISOR
WH Ireland		REGISTRAR AND TRANSFER AGENT
25 Martin Lane		Computershare
London		150 Royall Street,
EC4R ODR		Canton,
Massachusetts, 02021
MEDIA AND INVESTOR RELATIONS		Tel: +1 800 736 3001 or +1 781 575 3100
Blytheweigh Communications
4-5 Castle Court
London EC3V 9DL
Tel: +44 20 7138 3204

24